Mark Blum, JD

Mark is an attorney licensed in California. A 1986 graduate of University of California College of the Law, San Francisco (formerly Hastings College of the Law), Mark has been practicing law on the Monterey Peninsula since 1986, where he is a shareholder at Horan Lloyd, a Professional Corporation. Over the past three years, Mr. Blum has been a shareholder, managing member and practicing attorney at Horan Lloyd, a professional corporation.